[SHIP]

                            [THE VANGUARD GROUP LOGO]

                        Vanguard(R) Precious Metals Fund
                 SUPPLEMENT TO THE PROSPECTUS DATED MAY 27, 2003


IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT POLICY OF
VANGUARD PRECIOUS METALS FUND

FUND TO REOPEN WITH BROADER INVESTMENT MANDATE AND NEW NAME
Effective on or about May 24, 2004, Vanguard Precious Metals Fund will reopen to investors with a broader investment mandate and a new name.

     The board of trustees has decided to expand the fund's investment mandate. On the effective date of this change, the fund will invest at least 80% of its assets in the stocks of foreign and U.S. companies principally engaged in the
exploration,  mining,  development,   fabrication,   processing,  marketing,  or
distribution of (or other activities related to) metals or minerals. The majority of these companies will be principally engaged in activities related to gold, silver, platinum, diamonds, or other precious and rare metals or minerals. The remaining companies will be principally engaged in activities related to nickel, copper, zinc, or other base and common metals or minerals.

     The board of trustees acted in response to the increasing concentration of the metals and minerals industries, a trend that limited the options available to the fund's investment advisor. The decline in the number of precious metals issues on the market, combined with the advisor's stringent quality criteria, made it difficult to keep the portfolio fully invested while maintaining the overall quality and diversity of its holdings. The trustees therefore decided to broaden the range of stocks in which the fund can invest while adhering to its traditional investment strategies.

     The fund has begun the process of amending its registration statement to implement the change. Once the SEC has completed its regulatory review, the fund will be renamed to reflect the expanded investment mandate.

     In tandem with the change in the investment mandate, the board of trustees decided to reopen the fund, which had been closed to new investments since June 28, 2002. Effective on or about May 24, 2004, existing and prospective shareholders will be able to buy shares of the fund. The fund's minimum initial investment amount for all new accounts, including IRAs and custodial accounts for minors, will be $10,000.








(C)2004 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                      PSA53   032004